UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                                 EDO Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    281347104
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                                 (CUSIP Number)


                April 28, 2000; January 1, 2001; October 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed;

     |X|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 281347104                                            Page 2 of 7
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1.  NAMES OF REPORTING PERSONS:   EDO Corporation Employee Stock Ownership Trust

    I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY):  11-0707740

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                      (a) |_|

                                                                      (b) |X|
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3.  SEC USE ONLY:


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION:                New York
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       NUMBER OF         5.    SOLE VOTING POWER:         None


        SHARES
                         ----  -------------------------------------------------

     BENEFICIALLY        6.    SHARED VOTING POWER:       0*


       OWNED BY
                         ----  -------------------------------------------------

         EACH            7.    SOLE  DISPOSITIVE POWER:   None


       REPORTING
                         ----  -------------------------------------------------

        PERSON           8.    SHARED DISPOSITIVE POWER:           0*


         WITH
--- ----------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:          0*
--- ----------------------------------------------------------------------------

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                               |X|*

--- ----------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):            0.0%*

--- ----------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          EP
--- ----------------------------------------------------------------------------

* See Item 4.


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CUSIP No. 281347104                                            Page 3 of 7
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ITEM 1.

     (a)   Name of Issuer:

                  EDO Corporation ("Issuer")

     (b)   Address of Issuer's Principal Executive Offices:

                  60 East 42nd Street
                  Suite 5010
                  New York, New York 10165

ITEM 2.

     (a)   Name of Person Filing:

                  EDO Corporation Employee Stock Ownership Trust (the "Trust"), an employee stock ownership trust formed in connection with an employee stock ownership plan as described in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "ESOP"). The sponsor of the ESOP is Issuer and the trustee of the Trust is HSBC Bank USA ("Trustee").

     (b)   Address of Principal Business Office or, if none, Residence:

                  c/o HSBC Bank USA
                  452 Fifth Avenue
                  New York, New York 10018-2706
                  Attention: Stephen J. Hartman, Jr.

     (c)   Citizenship:

                  New York

     (d)   Title of Class of Securities:

                  Common Stock, $1.00 par value, of Issuer

     (e)   CUSIP Number:

                  847703204


ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR
           SECTION 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON IS FILING IS A:

     (a)   |_|    Broker or dealer registered under Section 15 of the Act.

     (b)   |_|    Bank as defined in Section 3(a)(6) of the Act.

     (c)   |_|    Insurance company as defined in Section 3(a)(19) of the Act.

     (d)   |_|    Investment company registered under Section 8 of the
                  Investment Company Act of 1940.

     (e)   |_|    An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E).

     (f)   |X|    An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F).


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CUSIP No. 281347104                                            Page 4 of 7
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     (g)   |_|    A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).

     (h)   |_|    A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i)   |_|    A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.

     (j)   |_|    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



ITEM 4.     OWNERSHIP

           On April 28, 2000, Issuer and AIL Technologies, Inc. ("AIL") completed the merger of a wholly owned subsidiary of Issuer with AIL. In the transaction, each share of AIL common stock was exchanged for 1.3296 Issuer common shares (equivalent to 6,553,194 Issuer common shares). AIL became a wholly owned subsidiary of Issuer effective upon the merger (the "Corporate Merger"). Effective upon the Corporate Merger, Issuer became the plan sponsor under the AIL Technologies, Inc. Employee Stock Ownership Plan (the "AIL ESOP") in connection with which the AIL Technologies, Inc. Employee Stock Ownership Trust (the "AIL Trust") had been formed. The AIL Trust, predecessor to the Trust, owned 4,139,435 AIL common shares which were exchanged in the Corporate Merger for Issuer common shares.

           Effective as of January 1, 2001, the AIL ESOP was merged with and into the EDO Corporation Employee Stock Ownership Plan as in effect prior to the Corporate Merger (the "EDO ESOP") and, effective as of June 30, 2001, the AIL Trust was merged with and into the trust formed in connection with the EDO ESOP (the "EDO Trust"). Prior to the merger of the plans and trusts (the "ESOP Merger"), Trustee acted as trustee of the AIL Trust and Bank of New York acted as trustee under the EDO Trust, and upon the ESOP Merger, Trustee was appointed as successor trustee under the Trust.

           On December 31, 2001, Issuer consummated the offer and sale of 3,041,100 of its common shares and the Trust consummated the offering of 1,458,900 Issuer common shares (the "Offering"). Issuer granted a 30-day option to the underwriters to purchase an additional 675,000 of Issuer common shares, which was exercised in full.

           Under the terms of the AIL Trust and the Trust, Issuer common shares which have been allocated to the account of a participant thereunder are required to be voted in accordance with the direction of such participant, subject to Trustee's fiduciary duty. Issuer common shares that are not so allocated are deemed to be proportionately allocated solely for the purpose of determining how these common shares are to be voted. Accordingly, the AIL Trust and Trust were not and are not the beneficial owners of the Issuer common shares described in Items 4(a), (b) and (c) and Item 6, as Trustee has no voting or investment power with respect to these common shares. Accordingly, the AIL Trust and the Trust, and Trustee, disclaim beneficial ownership of any Issuer common shares held by the AIL Trust and/or the Trust.

     (a)   Amount beneficially owned: 0**

     (b)   Percent of class:  0%**

     (c)   Number of shares as to which the person has:

           (i)    sole power to vote or to direct the vote:  none

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CUSIP No. 281347104                                            Page 5 of 7
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           (ii)   shared power to vote or to direct the vote:  0***

           (iii)  sole power to dispose or to direct the disposition of:  none

           (iv)   shared power to dispose or to direct the disposition of:  0***

**       (1) Corporate Merger: The AIL Trust, on behalf of the participants in the AIL ESOP, owned 5,300,000 Issuer common shares, or 39% of the outstanding Issuer common shares, after the consummation of the Corporate Merger (as reported in the Prospectus of Issuer dated October 25, 2001, registration statement numbers 333-69764 and 333-72220 (the "Prospectus")).

         (2) ESOP Merger: The Trust, on behalf of the participants in the ESOP, owned 6,140,994 Issuer common shares, or 41.3% of the outstanding Issuer common shares, after the consummation of the ESOP Merger. The total number of outstanding common shares upon which the percentage beneficial ownership is based is 14,860,672 (as reported in the Prospectus).

         (3) Offering: The Trust, on behalf of the participants in the ESOP, owned 4,682,094 Issuer common shares, or 25.2% of the outstanding Issuer common shares, after the consummation of the Offering. The total number of outstanding common shares upon which the percentage ownership is based is 18,552,394 as of October 31, 2001, and does not include (as reported in the Prospectus):

           - as of June 30, 2001, options to purchase a total of 850,720 common shares outstanding, of which options for a total of 438,352 shares were then exercisable;

           - 137,391 common shares reserved for future issuance under Issuer's stock plans; and

           - 1,014,262 common shares issuable upon conversion of Issuer's 7% convertible subordinated debentures then outstanding.

***      (1) Corporate Merger: The Trust, together with the participants in the
ESOP, had shared power to vote or to direct to vote, and shared power to dispose or direct the disposition of, 5,300,000 Issuer common shares after the consummation of the Corporate Merger.

         (2) ESOP Merger: The Trust, together with the participants in the ESOP, had shared power to vote or to direct to vote, and shared power to dispose or direct the disposition of, 6,140,994 Issuer common shares after the consummation of the ESOP Merger.

         (3) Offering: The Trust, together with the participants in the ESOP, had shared power to vote or to direct to vote, and shared power to dispose or direct the disposition of, 4,682,094 Issuer common shares after the consummation of the Offering.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

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CUSIP No. 281347104                                            Page 6 of 7
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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Trustee has the right to receive and power to direct the receipt of dividends from, and the proceeds of the sale of, Issuer common shares held by the Trust on behalf of the participants in the ESOP. However, see the fourth paragraph of Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.    CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 281347104                                            Page 7 of 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 November 13, 2001
                                  ----------------------------------------------
                                                      Date

                                  EDO CORPORATION EMPLOYEE STOCK OWNERSHIP TRUST

                                  HSBC BANK USA, as Trustee



                                  By:  /s/ Stephen J. Hartman, Jr.
                                       ---------------------------------------
                                       Stephen J. Hartman, Jr.
                                       Senior Vice President